

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Brad Wolfe
Chief Financial Officer
FalconStor Software, Inc.
701 Brazos Street, Suite 400
Austin, TX 78701

  Re: FalconStor Software, Inc.
    Registration Statement on Form S-1
    Filed June 3, 2021
    File No. 333-256756

Dear Mr. Wolfe:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Kenneth A. Schlesinger, Esq.